SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2009
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report

For the three months ended September 30, 2009

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On November 13, 2009, Sony Corporation (the “Company”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2009 with the Kanto Financial Bureau in Japan (the “Report”) pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety, except for (i) information which had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K and any other forms and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this translation with respect to the current plans, estimates, strategies and beliefs and other statements of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including platforms within the game business, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences. (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business restructuring and transformation efforts; (vi) Sony’s ability to implement successfully its hardware, software, and content integration strategy and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments; (viii) Sony’s ability to maintain product quality; (ix) Sony’s ability to secure adequate funding to finance restructuring activities and capital investments given the current state of global capital markets; (x) the success of Sony’s joint ventures and alliances; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment. Risks and uncertainties also include the impact of any future events with material adverse impacts.

I	Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six Months Ended September 30, 2008	Six Months Ended September 30, 2009	Three Months Ended September 30, 2008	Three Months Ended September 30, 2009	Fiscal Year Ended March 31, 2009
Sales and operating revenue	4,051,349	3,261,063	2,072,305	1,661,210	7,729,993
Operating income (loss)	84,487	(58,292)	11,048	(32,592)	(227,783)
Income (loss) before income taxes	70,229	(49,970)	7,307	(17,026)	(174,955)
Net income (loss) attributable to Sony Corporation’s stockholders	55,793	(63,401)	20,816	(26,308)	(98,938)
Total equity	—	—	3,694,546	3,168,378	3,216,602
Total assets	—	—	12,972,416	12,473,822	12,013,511
Stockholders’ equity per share of common stock (yen)	—	—	3,419.98	2,872.48	2,954.25
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	55.60	(63.18)	20.74	(26.22)	(98.59)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	53.11	(63.18)	19.83	(26.22)	(98.59)
Ratio of stockholders’ equity to total assets (%)	—	—	26.5	23.1	24.7
Net cash provided by (used in) operating activities	(144,078)	232,432	—	—	407,153
Net cash used in investing activities	(488,106)	(329,949)	—	—	(1,081,342)
Net cash provided by financing activities	236,585	298,895	—	—	267,458
Cash and cash equivalents at end of the period	—	—	700,923	838,485	660,789
Number of employees	—	—	185,800	172,000	171,300

Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income (loss) of affiliated companies as a component of operating income (loss).
3.

The Company adopted the accounting guidance for noncontrolling interests in consolidated financial statements on April 1, 2009, via retrospective application of the presentation and disclosure requirements.  Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interest and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity.  In addition, the net income (loss) on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests.  Consistent with the retrospective application required by this guidance, the prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to the current presentation.

4.	Consumption taxes are not included in sales and operating revenue.
5.	Total equity is presented based on U.S. GAAP.
6.	Stockholders’ equity per share of common stock is calculated by using equity attributable to the shareholders of the Company.
7.	The Company prepares its consolidated financial statements, and therefore parent-alone financial data is not prepared.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended September 30, 2009.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2010 to reflect the Company’s reorganization as of April 1, 2009. For further information on the realignment, please refer to “V Financial Statements – Notes to Consolidated Financial Statements – 1. Summary of significant accounting policies and (2) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements: Business segment realignment.”

As of September 30, 2009, the Company had 1,290 subsidiaries and 90 affiliated companies, of which 1,255 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 84 affiliated companies.

(3) Changes in Subsidiaries and Affiliated Companies

There was no significant change in subsidiaries and affiliated companies during the three months ended September 30, 2009.

(4) Number of Employees

The following table shows the number of employees as of September 30, 2009.

Consolidated	172,000*
Parent-alone	16,546

* Figures less than one hundred are rounded to the nearest unit.

II	State of Business

(1) Manufacturing, Orders Received and Sales

The products that Sony manufactures and sells are extremely diverse. Due to the cyclical nature of electronics devices, home game consoles, game software, and music and video software, Sony generally manufactures products based on forecasts. Because Sony maintains a relatively stable and necessary level of product inventory in order to carry out the manufacturing of electronic devices, its level of production is generally similar to its level of sales. For further information regarding the level of sales, please refer to “(4) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows” below.

(2) Risk Factors

Note for readers of this English translation:

Aside from the description of the joint venture agreement with Sharp Corporation (“Sharp”) and the judicial review on Sony’s music business by the European Court discussed in the risk factors below, there are no significant changes from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the SEC on June 23, 2009. The descriptions below are based on management’s assumptions and beliefs in light of the information currently available.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009

http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

Sony’s utilization of joint ventures and alliances within strategic business areas may not be successful.

During the last several years Sony has moved toward the establishment of joint ventures and strategic alliances in order to supplement or replace functions that were previously performed by divisions of Sony Corporation or its wholly-owned subsidiaries.

Sony currently has investments in several joint ventures, including Sony Ericsson Mobile Communications AB and S-LCD Corporation. If Sony and its partners from existing alliances, joint ventures and strategic investments are unable to reach their common financial objectives successfully, Sony’s financial performance may be adversely affected. Sony’s financial performance may also be adversely affected temporarily or in the short- and medium-term during the period of alliances, joint ventures and strategic investments even if Sony and its partners remain on course to achieve their common objectives. On July 30, 2009, Sony entered into an agreement to establish a joint venture company with Sharp to produce and sell large-sized LCD panels and modules.

Sony may not adequately manage the growing number of joint ventures and strategic alliances, and, in particular, may not deal effectively with the legal and cultural differences that can arise in such relationships, with changes in the relationships, or with changes in the financial status of its partners. In addition, by participating in joint ventures or strategic alliances, Sony may encounter conflicts of interest, may not maintain sufficient control over the joint venture or strategic alliance, including over cash flow, and may be faced with an increased risk of the loss of proprietary technology or know-how. Sony’s reputation could be harmed by the actions or activities of a joint venture that uses the Sony brand.

Sony’s music business may be subject to renewed judicial review by the European Court.

In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG (“Bertelsmann”), forming SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), after receiving antitrust approval from, among others, the European Commission. On December 3, 2004, Impala, an international association of 2,500 independent recorded music companies, appealed the European Commission’s clearance decision to the EU Court of First Instance (“CFI”).

On July 13, 2006, the CFI annulled the Commission’s decision to allow the merger to go forward, requiring the Commission to re-examine the transaction. In October 2006, Sony Corporation of America (“SCA”) and Bertelsmann filed an appeal of the CFI’s judgment to the Court of Justice of the European Communities (“ECJ”). On October 3, 2007, following its re-examination of the merger, the Commission rendered a second clearance decision reaffirming the conclusion reached in 2004 that the transaction raised no competition concerns. On June 16, 2008, Impala announced it had filed an appeal of that second clearance decision to the CFI. On July 10, 2008, the ECJ rendered judgment on the 2006 appeal of SCA and Bertelsmann, setting aside the CFI’s annulment of the Commission’s original clearance decision and referring the case back to the CFI for further consideration. On September 26, 2008, the CFI stayed Impala’s 2008 appeal of the Commission’s second clearance decision pending a final ruling by the CFI on the original clearance decision. As of October 1, 2008, SONY BMG became a wholly-owned subsidiary of Sony and was renamed Sony Music Entertainment as of January 1, 2009. On June 30, 2009, the CFI determined that Impala’s 2004 appeal of the Commission’s original clearance decision was devoid of purpose and that there was therefore no longer any need to adjudicate on that appeal. Accordingly, the 2004 clearance decision has become final. On September 30, 2009, the CFI further determined that Impala’s appeal of the second clearance decision was devoid of purpose and that there was therefore no longer any need to adjudicate on that appeal. If the CFI’s determination is not appealed, the 2007 clearance decision will also become final and the judicial proceedings relating to the formation of Sony BMG will be concluded.

(3) Material Contracts

There was no execution of material contracts during the three months ended September 30, 2009.

Note for readers of this English translation:

The above means that there is no update from the description in the Annual Report on Form 20-F (“Patents and Licenses” in item 4) filed with the SEC on June 23, 2009.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009

http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

(4) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three month period ended September 30, 2009, since it is the same as described in the press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2009” submitted to the SEC on Form 6-K on October 30, 2009.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2009”

http://www.sec.gov/Archives/edgar/data/313838/000115752309007466/a6085267.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Even though foreign exchange rates fluctuated, there was no significant change in risk hedging policy from the description in the Annual Report on Form 20-F filed with the SEC on June 23, 2009.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009

http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

Status of Cash Flows

The following analysis refers to the status of cash flow during the second quarter ended September 30, 2009.

Operating Activities: During the second quarter ended September 30, 2009, there was a net cash inflow of 175.5 billion yen from operating activities, an increase of 102.7 billion yen, or 140.9% year-on-year. For all segments excluding the Financial Services segment, there was a net cash inflow of 85.2 billion yen, an increase of 80.3 billion yen year-on-year. The Financial Services segment had a net cash inflow of 90.2 billion yen, an increase of 22.3 billion yen, or 32.8% year-on-year.

During the current quarter, with respect to all segments excluding the Financial Services segment, the major cash inflow factors included an increase in notes and accounts payable, trade, and a cash contribution from net income (loss), after taking into account depreciation and amortization. This exceeded cash outflows, which included increases in film costs, inventories, and notes and accounts receivable, trade. The Financial Services segment increased its net cash inflow mainly from an increase in revenue from insurance premiums reflecting a steady increase in policy amounts in force at Sony Life.

Compared with the same quarter of the previous fiscal year, within all segments excluding the Financial Services segment, net cash generated during the current quarter significantly increased mainly as a result of a lower increase in inventories, receipt of tax refunds, and a lower increase in notes and accounts receivable, trade. This increase in net cash generated was partially offset by a lower increase in notes and accounts payable, trade. Within the Financial Services segment, net cash generated increased year-on-year mainly due to the increase in revenue from insurance premiums reflecting a steady increase in policy amounts in force at Sony Life noted above.

Investing Activities: During the current quarter, Sony used 157.1 billion yen of net cash in investing activities, a decrease of 116.8 billion yen, or 42.6% year-on-year. For all segments excluding the Financial Services segment, 85.2 billion yen of net cash was used, a decrease of 42.8 billion yen, or 33.5% year-on-year. The Financial Services segment used 71.9 billion yen of net cash, a decrease of 77.1 billion yen, or 51.8% year-on-year.

During the current quarter, with respect to all segments excluding the Financial Services segment, there were no significant asset sales, and net cash was used mainly for the purchases of manufacturing equipment. Within the Financial Services segment, payments for investments and advances, carried out primarily at Sony Life and Sony Bank, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.

Compared with the same quarter of the previous fiscal year, net cash used during the current quarter decreased significantly within all segments excluding the Financial Services segment, primarily due to a decrease in purchases of manufacturing equipment. Net cash used within the Financial Services segment decreased significantly year-on-year primarily due to a decrease in investments at Sony Bank.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined for the current quarter was 0.02 billion yen, an improvement of 123.1 billion yen compared with the same quarter of the previous fiscal year.

Financing Activities: During the current quarter, 33.6 billion yen of net cash was provided by financing activities, a decrease of 89.3 billion yen, or 72.6% year-on-year. For all segments excluding the Financial Services segment, there was 22.3 billion yen of net cash generated from financing activities, an increase of 17.4 billion yen year-on-year. This was primarily due to issuances of long-term borrowings from banks in the current quarter, which were partially offset by net repayments of short-term borrowings including commercial paper. Sony executed a 1.0 billion U.S. dollar long-term bank loan (3 year term) in July 2009. In the Financial Services segment, financing activities generated 11.5 billion yen of net cash, a decrease of 109.8 billion yen, or 90.5% year-on-year, mainly due to a lower increase in deposits from customers at Sony Bank compared to the same quarter of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents as of September 30, 2009 was 838.5 billion yen, an increase of 30.6 billion yen, or 3.8% compared with the balance as of June 30, 2009. Compared with the balance as of September 30, 2008, cash and cash equivalents increased 137.6 billion yen, or 19.6%. The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment, was 665.7 billion yen, an increase of 0.7 billion yen, or 0.1%, compared with the balance as of June 30, 2009. Compared with the balance as of September 30, 2008, cash and cash equivalents increased 132.0 billion yen, or 24.7%. Sony believes it maintains sufficient liquidity through access to approximately 780 billion yen of unused committed lines of credit in addition to the cash and cash equivalents balance as of September 30, 2009. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 172.8 billion yen, an increase of 29.8 billion yen, or 20.9%, compared with the balance as of June 30, 2009. Compared with the balance as of September 30, 2008, cash and cash equivalents increased 5.6 billion yen, or 3.3%.

Information on Cash Flow Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited cash flow information for all segments (consolidated), all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which Sony uses in its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze the results without Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows (Unaudited)
Yen in millions
Financial Services	Three months ended September 30
2009

Net cash provided by operating activities	¥90,224
Net cash used in investing activities	(71,877)
Net cash provided by financing activities	11,483
Net increase in cash and cash equivalents	29,830
Cash and cash equivalents at beginning of the period	142,991
Cash and cash equivalents at the end of the period	¥172,821

Yen in millions
Sony without Financial Services	Three months ended September 30
2009

Net cash provided by operating activities	¥85,170
Net cash used in investing activities	(85,188)
Net cash provided by financing activities	22,252
Effect of exchange rate changes on cash and cash equivalents	(21,510)
Net increase in cash and cash equivalents	724
Cash and cash equivalents at beginning of the period	664,940
Cash and cash equivalents at the end of the period	¥665,664

Yen in millions
Consolidated	Three months ended September 30
2009

Net cash provided by operating activities	¥175,514
Net cash used in investing activities	(157,091)
Net cash provided by financing activities	33,641
Effect of exchange rate changes on cash and cash equivalents	(21,510)
Net increase in cash and cash equivalents	30,554
Cash and cash equivalents at beginning of the period	807,931
Cash and cash equivalents at the end of the period	¥838,485

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

Excluding that below, Issues Facing Sony and Management’s Response to those Issues are the same as those found in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 23, 2009. The descriptions below are based on the information currently available to the management.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009

http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

In addition, the Company submitted the press release titled “Sony Accelerates Transformation to Drive Innovation and Growth” to the SEC on Form 6-K on November 19, 2009. For the contents of this press release, which were not incorporated in the Quarterly Securities Report for the three months ended September 30, 2009, please refer to the URL below, as supplemental information relating to the Issues Facing Sony and Management’s Response to those Issues.

URL: The press release titled “Sony Accelerates Transformation to Drive Innovation and Growth” submitted to the SEC on November 19, 2009

http://www.sec.gov/Archives/edgar/data/313838/000115752309008172/a6104199.htm

On July 30, 2009 Sony entered into an agreement to establish a joint venture company with Sharp to produce and sell large-sized LCD panels and modules (the “Joint Venture Agreement”). On July 1, 2009, Sharp split out its new LCD panel plant located in Sakai City, which was under construction, and transferred it to Sharp Display Products Corporation (“SDP”), its wholly-owned subsidiary. SDP commenced operations in October 2009. On December 29, 2009, as the first step toward the final investment ratio (66% by Sharp and 34% by Sony), Sony intends to invest 10 billion yen into SDP in exchange for new shares to be issued by SDP to Sony as third-party allotment. The Joint Venture Agreement further provides that, subject to its conditions, Sony will make a number of additional capital injections to SDP, resulting in a maximum 34% ownership by Sony of SDP by the end of April 2011. SDP will produce and sell large-sized LCD panels and modules, utilizing the new LCD panel production plant using the world's first 10th generation glass substrate. LCD panel production capacity is planned at 72,000 substrates of mother glass per month (initially 36,000 substrates per month).

iii) Research and Development

Note for readers of this English translation:

Excluding that below and the description in the“Quarterly Securities Report for the three months ended June 30, 2009” submitted to the SEC on Form 6-K on August 20, 2009, Research and Development is the same as that found in the Research and Development section of the Annual Report on Form 20-F filed with the SEC on June 23, 2009.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009

http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

URL: The press release titled “Quarterly Securities Report for the three months ended June 30, 2009”

http://www.sec.gov/Archives/edgar/data/313838/000090342309000742/sony6-k_0820.htm

Research and development costs for the three months ended September 30, 2009 decreased 23.2 billion yen, or 17.5%, to 109.2 billion yen, compared with the same quarter of the previous fiscal year due to reorganization in R&D focused domains. The ratio of research and development costs to sales (which excludes revenue from the Financial Services segment) increased from 6.7% to 7.5% due to sales decrease. Expenses in the Consumer Products & Devices segment decreased 18.6 billion yen, or 22.2%, to 65.3 billion yen and expenses in the Networked Products & Services segment decreased 0.3 billion yen, or 1.2%, to 25.0 billion yen. In the Consumer Products & Devices segment, approximately 73% of expenses was spent on the development of new product prototypes while the remaining 27% was spent on the development of mid- to long-term new technologies in such areas as next-generation displays, semiconductors, new materials and software.

(iv) Liquidity and Capital Resources

Note for readers of this English translation:

Excluding that below, there are no significant changes from the information presented in the Annual Report on Form 20-F filed with the SEC on June 23, 2009.

URL: The Annual Report on Form 20-F filed with the SEC on June 23, 2009

http://www.sec.gov/Archives/edgar/data/313838/000095012309016105/k02095e20vf.htm

Sony executed syndicated loans totaling 162.5 billion yen in June 2009 (3 year, 5 year and 7 year terms respectively). The proceeds of these loans were partially used for the redemption of an 80 billion yen syndicated loan (executed in June 2006), which matured in June 2009, and the rest of the proceeds have been used for funding general business activities, including working capital. In addition, Sony executed a 1.0 billion U.S. dollar long-term bank loan (3 year term) in July 2009. The proceeds of this loan have been used as general corporate funds for overseas operations, in regions including North America and Europe.

III    Property, Plant and Equipment

(1) Major Property, Plant and Equipment

There was no significant change during the three months ended September 30, 2009.

(2) Plans for the Purchase and Retirement of Major Property, Plant and Equipment

During the three months ended September 30, 2009, there was no significant change in the purchase and retirement of property, plant and equipment from the plan at June 30, 2009. During the three months ended September 30, 2009, there was no significant new firm plan for the purchase and retirement of major property, plant and equipment.

IV   Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Securities Exchanges where the shares are listed or registered/authorized Financial Instruments Firms Association	Description
	As of the end of the second quarterly period (September 30, 2009)	As of the filing date of the Quarterly Securities Report (November 13, 2009)
Common stock	1,004,535,364	1,004,535,364	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,004,535,364	1,004,535,364	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.
2.

The number of shares issued as of the filing date of the Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the conversion of convertible bonds issued under the previous Commercial Code in Japan) during November 2009, the month in which the Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Note for readers of this English translation:

The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs and convertible bonds listed below. A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 20-F, Form 6-K and Form S-8. There has been no change to such terms and conditions since the applicable date of such filings or submissions, except a revision of the total outstanding number of SARs issued and number of outstanding shares to be issued or transferred and outstanding balance of convertible bonds, as provided in the schedule below.

URL: The list of documents previously submitted by the Company

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Stock acquisition rights (outstanding as of September 30, 2009)

Name (Date of shareholders’ resolution)	Total outstanding number of SARs issued	Number of outstanding shares of common stock to be issued or transferred
The first series of Common Stock Acquisition Rights (June 20, 2002)	9,878	987,800
The third series of Common Stock Acquisition Rights (June 20, 2002)	9,332	933,200
The fourth series of Common Stock Acquisition Rights (June 20, 2003)	8,145	814,500
The sixth series of Common Stock Acquisition Rights (June 20, 2003)	8,941	894,100
The seventh series of Common Stock Acquisition Rights (June 22, 2004)	9,540	954,000
The ninth series of Common Stock Acquisition Rights (June 22, 2004)	8,085	808,500
The tenth series of Common Stock Acquisition Rights (June 22, 2005)	10,093	1,009,300
The eleventh series of Common Stock Acquisition Rights (June 22, 2005)	10,717	1,071,700
The twelfth series of Common Stock Acquisition Rights (June 22, 2006)	10,579	1,057,900
The thirteenth series of Common Stock Acquisition Rights (June 22, 2006)	13,734	1,373,400
The fourteenth series of Common Stock Acquisition Rights (June 21, 2007)	7,962	796,200
The fifteenth series of Common Stock Acquisition Rights (June 21, 2007)	15,844	1,584,400
The sixteenth series of Common Stock Acquisition Rights (June 20, 2008)	8,318	831,800
The seventeenth series of Common Stock Acquisition Rights (June 20, 2008)	16,767	1,676,700

Convertible bonds (outstanding as of September 30, 2009)

Name (Date of issuance)	Outstanding balance (Thousands of U.S. dollars)
U.S. Dollar convertible bonds (April 17, 2000)	45,427
U.S. Dollar convertible bonds (April 16, 2001)	45,210
U.S. Dollar convertible bonds (April 15, 2002)	32,490

iii) Status of Rights Plan

Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the capital reserve	Balance of the capital reserve
	(Thousands)	(Thousands)	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
From July 1 to September 30, 2009	—	1,004,535	—	630,765	—	837,453
Note:	The total number of shares, the amount of common stock and the capital reserve did not change during the period from October 1 to October 31, 2009.

v)	Status of Major Shareholders

(As of September 30, 2009)

Name	Address	Number of shares held (Thousands) *4	Number of shares held as a percentage of total shares issued (%)
Moxley and Company *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	103,108	10.26
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	62,783	6.25
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	45,136	4.49
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	15,937	1.59
Japan Trustee Services Bank, Ltd. (Trust account 9) *2	1-8-11, Harumi, Chuo-ku, Tokyo	13,763	1.37
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	London, U.K. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	12,286	1.22
State Street Bank and Trust Company 505225 *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	11,623	1.16
SSBT OD05 Omnibus China Treaty 808150 *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Sydney, Australia (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	10,868	1.08
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	10,589	1.05
Trust & Custody Services Bank, Ltd. (Securities Investment Trust account)	1-8-12, Harumi, Chuo-ku, Tokyo	8,667	0.86
Total		294,760	29.34

Notes:

*1.	Moxley and Company is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts (“ADRs”).
*2.	The shares held by each corporation are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
*4.	The number of shares held is rounded to the nearest thousand.
5.	Dodge & Cox sent a copy of the “Amendment to the Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of August 6, 2009 and reported that they held shares of the Company (including ADRs) as of July 31, 2009 as provided in the below table. The Company has not been notified of any change in such shareholding. The Company has not been able to confirm any entry of Dodge & Cox in the register of shareholders as of September 30, 2009.

Name	Number of shares held (Thousands)	Number of shares held as a percentage of total shares issued (%)
Dodge & Cox	51,320	5.11

vi) Status of Voting Rights

1) Shares Issued

(As of September 30, 2009)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,028,200	—	—
Shares with full voting rights (Others)	1,000,911,200	10,009,111	—
Fractional unit shares	2,595,964	—	Shares less than one full unit of stock (100 shares)
Total number of shares issued	1,004,535,364	—	—
Total voting rights held by all shareholders	—	10,009,111	—
Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 20,800 shares of common stock (including 100 shares accounted for by the Registration of Lost Share Certificates) held under the name of Japan Securities Depository Center, Inc.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 207 units of voting rights (excluding 1 unit accounted for by the Registration of Lost Share Certificates) relating to the shares of common stock related to such shares with full voting rights held under the name of Japan Securities Depository Center, Inc.

2) Treasury Stock

(As of September 30, 2009)

Name of shareholder	Address of shareholder	Number of shares of common stock held under own name	Number of shares of common stock held under the names of others	Total number of shares of common stock held	Total of shares held to total shares issued (%)
Sony Corporation (Treasury stock)*1	1-7-1, Konan, Minato-ku, Tokyo	1,014,000	—	1,014,000	0.10
Kyoshin Technosonic Co., Ltd. (Cross-holding stock)*2 *3	1-31-1, Nishi-Gotanda, Shinagawa-ku, Tokyo	12,600	1,600	14,200	0.00
Total	—	1,026,600	1,600	1,028,200	0.10

Notes:

*1.

In addition to the 1,014,000 shares listed here, there are 300 shares of common stock held by the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” in table 1 “Shares Issued” above.

*2.

Kyoshin Technosonic Co., Ltd. is a member of the stock ownership plan (The Sony Stock Ownership Plan, 1-7-1, Konan, Minato-ku, Tokyo), which is composed of the Company’s business partners and other members.  Kyoshin Technosonic Co., Ltd. holds 1,600 shares of the Company under the name thereof.

*3.	Kyoshin Technosonic Co., Ltd. jointly with USC Corporation established their holding company, UKC Holdings Corporation as of October 1, 2009 by way of share transfers. As a result of this transaction, all shares of Kyoshin Technosonic Co., Ltd. then held by the Company were replaced with 916,020 shares (6.33% of total shares issued; furthermore, the Company has 15.45% of the votes of all shareholders, when including shares held by pension trusts whose voting rights are retained by the Company.) of UKC Holdings Corporation. Accordingly, shares of the Company held by Kyoshin Technosonic Co., Ltd. are not currently regarded as “Cross-holding stock”.

(2)	Stock Price Range

Highest and lowest prices during the past six months

Month of 2009	April	May	June	July	August	September
Highest (yen)	2,655	2,760	2,800	2,680	2,810	2,690
Lowest (yen)	2,050	2,380	2,430	2,145	2,400	2,405

* As quoted on the First Section of the Tokyo Stock Exchange.

(3)	Directors and Corporate Executive Officers

There were no changes in directors and corporate executive officers between the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2009 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

(1) Consolidated Financial Statements

   (i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At September 30, 2009	At March 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	838,485	660,789
Call loan in the banking business	35,539	49,909
Marketable securities	520,146	466,912
Notes and accounts receivable, trade	961,352	963,837
Allowance for doubtful accounts and sales returns	(96,052)	(110,383)
Inventories	869,564	813,068
Deferred income taxes	213,486	189,703
Prepaid expenses and other current assets	644,017	586,800
Total current assets	3,986,537	3,620,635

Film costs	312,732	306,877

Investments and advances:
Affiliated companies	232,409	236,779
Securities investments and other	4,750,320	4,561,651
	4,982,729	4,798,430
Property, plant and equipment:
Land	156,506	155,665
Buildings	912,465	911,269
Machinery and equipment	2,321,331	2,343,839
Construction in progress	78,210	100,027
	3,468,512	3,510,800
Less – Accumulated depreciation	2,352,537	2,334,937
	1,115,975	1,175,863

Other assets:
Intangibles, net	387,335	396,348
Goodwill	433,214	443,958
Deferred insurance acquisition costs	409,349	400,412
Deferred income taxes	351,373	359,050
Other	494,578	511,938
	2,075,849	2,111,706

Total assets:	12,473,822	12,013,511

(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At September 30, 2009	At March 31, 2009
LIABILITIES
Current liabilities:
Short-term borrowings	141,956	303,615
Current portion of long-term debt	200,987	147,540
Notes and accounts payable, trade	791,582	560,795
Accounts payable, other and accrued expenses	972,207	1,036,830
Accrued income and other taxes	55,845	46,683
Deposits from customers in the banking business	1,333,690	1,326,360
Other	339,627	389,077
Total current liabilities	3,835,894	3,810,900

Long-term debt	1,024,432	660,147
Accrued pension and severance costs	340,764	365,706
Deferred income taxes	191,139	188,359
Future insurance policy benefits and other	3,705,261	3,521,060
Other	207,954	250,737
Total liabilities:	9,305,444	8,796,909
Commitments and contingent liabilities

EQUITY Sony Corporation’s stockholders’ equity: Common stock, no par value –
At September 30, 2009–Shares authorized: 3,600,000,000, shares issued: 1,004,535,364	630,765
At March 31, 2009– Shares authorized: 3,600,000,000, shares issued: 1,004,535,364		630,765
Additional paid-in capital	1,156,411	1,155,034
Retained earnings	1,841,006	1,916,951
Accumulated other comprehensive income –
Unrealized gains on securities, net	51,858	30,070
Unrealized losses on derivative instruments, net	(1,016)	(1,584)
Pension liability adjustment	(171,447)	(172,709)
Foreign currency translation adjustments	(620,364)	(589,220)
	(740,969)	(733,443)
Treasury stock, at cost
Common stock
At September 30, 2009–1,014,033 shares	(4,613)
At March 31, 2009–1,013,287 shares		(4,654)
	2,882,600	2,964,653
Noncontrolling interests	285,778	251,949
Total equity:	3,168,378	3,216,602

Total liabilities and equity:	12,473,822	12,013,511

The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six Months Ended September 30
	2008	2009
Sales and operating revenue:
Net sales	3,725,551	2,797,682
Financial services revenue	275,851	422,658
Other operating revenue	49,947	40,723
	4,051,349	3,261,063
Costs and expenses:
Cost of sales	2,882,477	2,196,244
Selling, general and administrative	814,137	748,305
Financial services expenses	269,425	340,068
(Gain) loss on sale, disposal or impairment of assets, net	4,208	7,333
	3,970,247	3,291,950
Equity in net income (loss) of affiliated companies	3,385	(27,405)
Operating income (loss)	84,487	(58,292)
Other income:
Interest and dividends	14,313	8,081
Gain on sale of securities investments, net	461	313
Foreign exchange gain, net	-	6,635
Other	12,127	12,569
	26,901	27,598
Other expenses:
Interest	11,427	12,166
Loss on devaluation of securities investments	1,442	1,135
Foreign exchange loss, net	19,730	-
Other	8,560	5,975
	41,159	19,276
Income (loss) before income taxes	70,229	(49,970)
Income taxes	10,066	(13,887)
Net income (loss)	60,163	(36,083)
Less - Net income attributable to noncontrolling interests	4,370	27,318
Net income (loss) attributable to Sony Corporation's stockholders	55,793	(63,401)

	Yen
	Six Months Ended September 30
	2008	2009
Per share data:		-
Net income (loss) attributable to Sony Corporation's stockholders
– Basic	55.60	(63.18)
– Diluted	53.11	(63.18)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three Months Ended September 30
	2008	2009
Sales and operating revenue:
Net sales	1,950,289	1,442,917
Financial services revenue	97,469	199,306
Other operating revenue	24,547	18,987
	2,072,305	1,661,210
Costs and expenses:
Cost of sales	1,514,812	1,134,820
Selling, general and administrative	419,888	370,268
Financial services expenses	121,641	165,365
(Gain) loss on sale, disposal or impairment of assets, net	6,061	11,002
	2,062,402	1,681,455
Equity in net income (loss) of affiliated companies	1,145	(12,347)
Operating income (loss)	11,048	(32,592)
Other income:
Interest and dividends	6,531	3,661
Gain on sale of securities investments, net	319	282
Foreign exchange gain, net	-	11,603
Other	6,956	8,621
	13,806	24,167
Other expenses:
Interest	6,611	6,133
Loss on devaluation of securities investments	502	115
Foreign exchange loss, net	6,803	-
Other	3,631	2,353
	17,547	8,601
Income (loss) before income taxes	7,307	(17,026)
Income taxes	(8,935)	(1,699)
Net income (loss)	16,242	(15,327)
Less - Net income (loss) attributable to noncontrolling interests	(4,574)	10,981
Net income (loss) attributable to Sony Corporation's stockholders	20,816	(26,308)

	Yen
	Three Months Ended September 30
	2008	2009
Per share data:		-
Net income (loss) attributable to Sony Corporation's stockholders
– Basic	20.74	(26.22)
– Diluted	19.83	(26.22)

The accompanying notes are an integral part of these statements.

(iii) Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six Months Ended September 30
	2008	2009
Cash flows from operating activities:
Net income (loss)	60,163	(36,083)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	195,026	181,026
Amortization of film costs	125,271	118,839
Stock-based compensation expense	1,967	1,154
Accrual for pension and severance costs, less payments	(11,143)	(19,391)
Loss on sale, disposal or impairment of assets, net	4,208	7,333
Loss on sale or devaluation of securities investments, net	981	822
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	26,312	(30,272)
(Gain) loss on revaluation or impairment of securities investments held in the financial service business, net	41,508	(46,240)
Deferred income taxes	(36,937)	(34,136)
Equity in net (income) loss of affiliated companies, net of dividends	28,164	28,667
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(43,857)	(39,292)
Increase in inventories	(364,438)	(82,506)
Increase in film costs	(135,025)	(151,215)
Increase in notes and accounts payable, trade	297,840	243,325
Increase (decrease) in accrued income and other taxes	(137,391)	50,234
Increase in future insurance policy benefits and other	78,754	150,871
Increase in deferred insurance acquisition costs	(35,122)	(34,495)
Increase in marketable securities held in the financial service business for trading purpose	(26,057)	(7,703)
Increase in other current assets	(230,880)	(114,862)
Decrease in other current liabilities	(1,379)	(23,953)
Other	17,957	70,309
Net cash provided by (used in) operating activities	(144,078)	232,432

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Six Months Ended September 30
	2008	2009
Cash flows from investing activities:
Payments for purchases of fixed assets	(236,183)	(189,711)
Proceeds from sales of fixed assets	139,867	5,836
Payments for investments and advances by financial service business	(823,116)	(680,984)
Payments for investments and advances (other than financial service business)	(73,226)	(16,024)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	500,942	537,775
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	4,016	10,004
Other	(406)	3,155
Net cash used in investing activities	(488,106)	(329,949)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	12,055	509,096
Payments of long-term debt	(9,408)	(89,913)
Increase (decrease) in short-term borrowings, net	12,237	(171,194)
Increase in deposits from customers in the financial service business, net	237,183	52,744
Increase in call money in the banking business, net	-	14,100
Dividends paid	(12,517)	(12,483)
Proceeds from the issuance of shares under stock-based compensation plans	378	-
Other	(3,343)	(3,455)
Net cash provided by financing activities	236,585	298,895
Effect of exchange rate changes on cash and cash equivalents	10,091	(23,682)
Net increase (decrease) in cash and cash equivalents	(385,508)	177,696
Cash and cash equivalents at beginning of the fiscal year	1,086,431	660,789
Cash and cash equivalents at end of the period	700,923	838,485

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

        Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.

(1) Newly adopted accounting pronouncements:

FASB Accounting Standards Codification -

        In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “Codification”). The Codification became the single source for all authoritative accounting principles generally accepted in the United States of America (“U.S. GAAP”) recognized by the FASB. The Codification is effective for financial statements issued for periods ending after September 15, 2009. The Codification does not change U.S. GAAP and did not have an affect on Sony’s results of operations and financial position.

Fair value measurements -

        In September 2006, the FASB issued new accounting guidance for fair value measurements. This guidance establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. This guidance is applicable to other accounting guidance that requires or permits fair value measurements and does not require any new fair value measurements. In February 2008, the FASB partially delayed the effective date of the guidance for fair value measurements for Sony until April 1, 2009 for certain nonfinancial assets and liabilities. The adoption of this guidance, as it relates to nonfinancial assets and liabilities that are recognized or disclosed at fair value in Sony's financial statements on a nonrecurring basis, did not have a material impact on Sony’s consolidated results of operations and financial position. Certain disclosures required by this guidance for fair value measurements are omitted.

Accounting for collaborative arrangements -

        In December 2007, the FASB issued accounting guidance that defined collaborative arrangements and requires that transactions with third parties that do not participate in the arrangement be reported in the appropriate income statement line items based upon whether the participant is a principal or agent to the arrangement. Income statement classification of payments made between participants of a collaborative arrangement is to be based on other applicable authoritative accounting literature. Sony retroactively adopted this guidance on April 1, 2009. The adoption of this new guidance did not have a material impact on Sony’s results of operations and financial position.

Business combinations -

        In December 2007, the FASB issued new accounting guidance for business combinations, which applies prospectively to Sony for business combinations for which the acquisition date is on or after April 1, 2009. This guidance requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions. Also, under this guidance, changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the acquisition date generally will affect income tax expense in periods subsequent to the acquisition date. Adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to April 1, 2009 would also apply the provisions of this guidance. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Noncontrolling interests in consolidated financial statements -

        In December 2007, the FASB issued new accounting guidance for noncontrolling interests in consolidated financial statements. This guidance requires that the noncontrolling interests in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interests and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. As required, Sony adopted this guidance on April 1, 2009, via retrospective application of the presentation and disclosure requirements. Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interest and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, the net income (loss) on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. Consistent with the retrospective application required by this guidance, the prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to the current presentation. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Determination of the useful life of intangible assets -

        In April 2008, the FASB issued new accounting guidance for the determination of the useful life of intangible assets, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets. This guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under this guidance, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. For Sony, this guidance will require certain additional disclosures in periods after the effective date of April 1, 2009, and application to useful life estimates prospectively for intangible assets acquired after March 31, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Equity method investment accounting -

        In November 2008, the FASB issued new accounting guidance, which addresses certain effects that the guidance for business combinations and noncontrolling interests in consolidated financial statements has on an entity’s accounting for equity-method investments. This guidance indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. Sony adopted this guidance on April 1, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies -

        In April 2009, the FASB issued new accounting guidance for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. For Sony, this guidance is effective for assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Recognition and presentation of other-than-temporary impairments for debt securities -

        In April 2009, the FASB issued new accounting guidance for the recognition and presentation of other-than-temporary impairments for debt securities. This guidance is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. This guidance applies to debt securities only and requires the separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell a debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. In addition, upon adoption of this guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. Sony adopted this guidance on April 1, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position. Certain disclosures required by the accounting guidance for investments in debt and equity securities are omitted.

Fair value measurements when there is no active market -

        In April 2009, the FASB issued new accounting guidance for determining fair value when there is no active market for an asset or when the pricing inputs used in determining the fair value of an asset represent a distressed sale. This guidance also reaffirms that the objective of fair value measurement is to reflect an asset’s sale price in an orderly transaction at the date of the financial statements. This guidance was effective for Sony as of April 1, 2009, and was applied prospectively. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Subsequent events -

        In May 2009, the FASB issued new accounting guidance for subsequent events, the objective of which was to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was effective for Sony from the first quarter of the fiscal year ending March 31, 2010, and its adoption did not have a material impact on Sony’s results of operations and financial position.

(2)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements:

Business segment realignment -

        Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2010 to reflect Sony’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments. The Consumer Products & Devices segment includes products such as televisions, digital imaging, audio and video, semiconductors, and components. The equity results of S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd., are also included within the Consumer Products & Devices segment. The Networked Products & Services segment includes game products as well as PC and other networked products. The B2B & Disc Manufacturing segment is comprised of the B2B business, including broadcast and professional-use products, as well as the Blu-ray DiscTM, DVD and CD disc manufacturing business. Additionally, Music is a new segment effective from the first quarter of the fiscal year ending March 31, 2010. The Music segment includes Sony Music Entertainment, Sony Music Entertainment (Japan) Inc., and a 50% owned U.S. based joint-venture in the music publishing business, Sony/ATV Music Publishing LLC. For the three months and for the six months ended September 30, 2008, equity in net loss for SONY BMG MUSIC ENTERTAINMENT is reflected in the Music segment’s operating income. The equity earnings from Sony Ericsson Mobile Communications AB (“Sony Ericsson”) are presented as a separate segment and were previously included in the Electronics segment. All Other consists of various operating activities, including So-net Entertainment Corporation and an advertising agency business in Japan. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

(3)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

        Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes income tax provision related to significant unusual or extraordinary transactions. Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

(4)	Reclassifications:

        Certain reclassifications of the financial statements for the fiscal year ended March 31, 2009 have been made to conform to the presentation for the interim period ended September 30, 2009.

2. Marketable securities and securities investments and other

        Marketable securities and securities investments and other, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	At September 30, 2009				At March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities	2,179,670	57,208	(15,134)	2,221,744	2,435,846	53,494	(28,242)	2,461,098
Equity securities	95,490	45,279	(5,315)	135,454	114,910	11,254	(8,974)	117,190

Held-to-maturity
securities	1,848,465	15,357	(11,646)	1,852,176	1,465,409	32,359	(4,454)	1,493,314

Total	4,123,625	117,844	(32,095)	4,209,374	4,016,165	97,107	(41,670)	4,071,602

3. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis is as follows:

	Yen in millions
	At September 30, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Trading securities	160,120	153,075	2,724	315,919
Available-for-sale securities
Debt securities	44,469	2,143,741	33,534	2,221,744
Equity securities	108,831	22,746	3,877	135,454
Other	4,924	-	61,041	65,965
Derivative assets *	-	47,471	417	47,888
Total assets	318,344	2,367,033	101,593	2,786,970
Liabilities:
Derivative liabilities *	-	29,473	-	29,473
Total liabilities	-	29,473	-	29,473

	Yen in millions
	At March 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Trading securities	123,080	160,240	3,003	286,323
Available-for-sale securities
Debt securities	44,794	2,356,876	59,428	2,461,098
Equity securities	92,464	21,164	3,562	117,190
Other	3,877	-	59,781	63,658
Derivative assets *	-	24,401	-	24,401
Total assets	264,215	2,562,681	125,774	2,952,670
Liabilities:
Derivative liabilities *	-	36,386	-	36,386
Total liabilities	-	36,386	-	36,386

* Derivative assets and liabilities are recognized and disclosed on a gross basis.

4. Supplemental equity and comprehensive income information

        A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests, and the total equity for the six months ended September 30, 2008 is as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2008	3,465,089	2276,849	3,741,938
Dividends	(30,105)	(4,538)	(34,643)
Stock-based compensation and other	2,183	222	2,405
Comprehensive income:
Net income	55,793	4,370	60,163
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(29,530)	(16,375)	(45,905)
Unrealized gains (losses) on derivative instruments	4,809	-	4,809
Pension liability adjustment	1,044	-	1,044
Foreign currency translation adjustments	(37,367)	2,102	(35,265)
Total comprehensive income	(5,251)	(9,903)	(15,154)
Balance at September 30, 2008	3,431,916	262,630	3,694,546

        A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests, and the total equity for the six months ended September 30, 2009 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	2,964,653	2251,949	3,216,602
Dividends	(12,544)	(4,546)	(17,090)
Stock-based compensation and other	1,418	1,172	2,590
Comprehensive income:
Net income (loss)	(63,401)	27,318	(36,083)
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	21,788	10,382	32,170
Unrealized gains (losses) on derivative instruments	568	-	568
Pension liability adjustment	1,262	-	1,262
Foreign currency translation adjustments	(31,144)	(497)	(31,641)
Total comprehensive income	(70,927)	37,203	(33,724)
Balance at September 30, 2009	2,882,600	285,778	3,168,378

        There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the six months ended September 30, 2008 and September 30, 2009.

5. Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the six and three months ended September 30, 2008 and 2009 is as follows:

	Yen in millions
	Six Months Ended September 30
	2008	2009
Net income (loss) attributable to Sony Corporation's stockholders for basic and diluted EPS computation	55,793	(63,401)

	Thousands of shares
Weighted-average shares	1,003,480	1,003,526
Effect of dilutive securities:
Stock acquisition rights	823	-
Convertible bonds	46,246	-
Weighted-average shares for diluted EPS computation	1,050,549	1,003,526

	Yen
Basic EPS	55.60	(63.18)
Diluted EPS	53.11	(63.18)

        Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS for the six months ended September 30, 2008 and 2009 were 11,491 thousand shares and 16,419 thousand shares, respectively. The potential shares were excluded as anti-dilutive in the six months ended September 30, 2008 as the exercise price for those shares was in excess of the average market value of Sony’s common stock during those period, and the potential shares were excluded as anti-dilutive for the six months ended September 30, 2009 due to Sony incurring a net loss for the period.

	Yen in millions
	Three Months Ended September 30
	2008	2009
Net income (loss) attributable to Sony Corporation's stockholders for basic and diluted EPS computation	20,816	(26,308)

	Thousands of shares
Weighted-average shares	1,003,495	1,003,523
Effect of dilutive securities:
Stock acquisition rights	211	-
Convertible bonds	46,246	-
Weighted-average shares for diluted EPS computation	1,049,952	1,003,523

	Yen
Basic EPS	20.74	(26.22)
Diluted EPS	19.83	(26.22)

        Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS for the three months ended September 30, 2008 and 2009 were 12,075 thousand shares and 16,419 thousand shares, respectively. The potential shares were excluded as anti-dilutive in the three months ended September 30, 2008 as the exercise price for those shares was in excess of the average market value of Sony’s common stock during those period, and the potential shares were excluded as anti-dilutive for the three months ended September 30, 2009 due to Sony incurring a net loss for the period.

6. Commitments and contingent liabilities

(1)	Commitments:

A. Loan commitments

Commitments outstanding at September 30, 2009 totaled 218,589 million yen.

        Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of September 30, 2009, the total unused portion of the line of credit extended under these contracts was 218,589 million yen.

B. Purchase commitments and other

Commitments outstanding at September 30, 2009 amounted to 288,119 million yen. The major components of these commitments are as follows:

        In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of September 30, 2009, such commitments outstanding were 42,094 million yen.

        Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights thereon, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods through March 31, 2017. As of September 30, 2009, these subsidiaries were committed to make payments under such contracts of 123,449 million yen.

        Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly within 5 years. As of September 30, 2009, these subsidiaries were committed to make payments of 35,869 million yen under such long-term contracts.

(2)	Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 45,600 million yen at September 30, 2009. The major components of the contingent liabilities are as follows:

        Sony has issued a guarantee to the creditor of a third party investor pursuant to which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor. At September 30, 2009, the fair value of the collateral exceeded 300 million U.S. dollars.

        In September 2009, Sony agreed to guarantee a portion of Sony Ericsson’s debt and its facilities up to a maximum of 125 million euros. At September 30, 2009, Sony has guaranteed 3,293 million yen (25 million euros) for a portion of Sony Ericsson’s debt under this arrangement. During October 2009, Sony additionally guaranteed 50 million euros for a portion of Sony Ericsson’s debt. These guarantees expire by September 2011.

        The European Commission issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003. The WEEE directive requires electronics producers after August 2005 to finance the cost for collection, treatment, recovery and safe disposal of waste products. In most member states of the European Union, the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. At September 30, 2009, the accrued amounts in respect to WEEE have not been significant. However, Sony will continue to evaluate the impact of this regulation.

        Sony Corporation and certain subsidiaries are defendants in several pending lawsuits and are subject to inquiries by various government authorities. However, based upon the information currently available to both Sony and its legal counsel, the management of Sony believes that damages from such lawsuits or inquiries, if any, are not likely to have a material effect on Sony's consolidated financial statements.

7. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Sony’s CODM is its Chairman, Chief Executive Officer and President.

        Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2010 to reflect Sony’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments. Additionally, Music is a new segment effective from the first quarter of the fiscal year ending March 31, 2010. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

        The Consumer Products & Devices segment includes products such as televisions, digital imaging, audio and video, semiconductors, and components. The equity results of S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd., are also included within the Consumer Products & Devices segment. The Networked Products & Services segment includes game products as well as PC and other networked products. The B2B & Disc Manufacturing segment is comprised of the B2B business, including broadcast and professional-use products, as well as the Blu-ray DiscTM, DVD and CD disc manufacturing business. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the U.S., and markets, distributes and broadcasts in the worldwide market. The Music segment includes Sony Music Entertainment, Sony Music Entertainment (Japan) Inc., and a 50% owned U.S. based joint-venture in the music publishing business, Sony/ATV Music Publishing LLC. For the three months and for the six months ended September 30, 2008, equity in net loss for SONY BMG MUSIC ENTERTAINMENT is reflected in the Music segment’s operating income. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and a bank business in Japan. The equity earnings from Sony Ericsson are presented as a separate segment and were previously included in the Electronics segment. All Other consists of various operating activities, including So-net Entertainment Corporation and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Six Months Ended September 30
	2008	2009
Sales and operating revenue:
Consumer Products & Devices -
Customers	2,035,042	1,393,306
Intersegment	289,164	179,992
Total	2,324,206	1,573,298
Networked Products & Services -
Customers	820,679	574,506
Intersegment	38,876	24,948
Total	859,555	599,454
B2B & Disc Manufacturing -
Customers	252,987	184,573
Intersegment	40,309	39,068
Total	293,296	223,641
Pictures -
Customers	355,717	306,456
Intersegment	-	-
Total	355,717	306,456
Music -
Customers	94,177	227,800
Intersegment	11,734	5,499
Total	105,911	233,299
Financial Services -
Customers	275,851	422,658
Intersegment	7,877	6,995
Total	283,728	429,653
All Other -
Customers	162,054	123,801
Intersegment	-	-
Total	162,054	123,801
Corporate and elimination	(333,118)	(228,539)
Consolidated total	4,051,349	3,261,063

Consumer Products & Devices intersegment amounts primarily consist of transactions with the Networked Products & Services segment.

Networked Products & Services intersegment amounts primarily consist of transactions with the Consumer Products & Devices segment.

B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the Networked Products & Services, Pictures and Music segments.

Corporate and elimination includes certain brand, patent and royalty income.

	Yen in millions
	Three Months Ended September 30
	2008	2009
Sales and operating revenue:
Consumer Products & Devices -
Customers	1,052,813	691,048
Intersegment	206,876	108,866
Total	1,259,689	799,914
Networked Products & Services -
Customers	442,946	336,460
Intersegment	22,217	16,147
Total	465,163	352,607
B2B & Disc Manufacturing -
Customers	134,118	102,621
Intersegment	20,840	21,960
Total	154,958	124,581
Pictures -
Customers	196,079	136,436
Intersegment	-	-
Total	196,079	136,436
Music -
Customers	44,335	121,418
Intersegment	6,088	3,054
Total	50,423	124,472
Financial Services -
Customers	97,469	199,306
Intersegment	3,234	2,796
Total	100,703	202,102
All Other -
Customers	76,533	61,572
Intersegment	-	-
Total	76,533	61,572
Corporate and elimination	(231,243)	(140,474)
Consolidated total	2,072,305	1,661,210

Consumer Products & Devices intersegment amounts primarily consist of transactions with the Networked Products & Services segment.

Networked Products & Services intersegment amounts primarily consist of transactions with the Consumer Products & Devices segment.

B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the Networked Products & Services, Pictures and Music segments.

Corporate and elimination includes certain brand, patent and royalty income. Segment profit or loss:

	Yen in millions
	Six Months Ended September 30
	2008	2009
Operating income (loss):
Consumer Products & Devices	103,084	6,925
Networked Products & Services	(36,002)	(98,562)
B2B & Disc Manufacturing	18,768	(14,820)
Pictures	2,725	(4,578)
Music	5,739	14,002
Financial Services	5,298	81,011
Equity in net income (loss) of Sony Ericsson	(999)	(25,343)
All Other	3,347	(209)
Total	101,960	(41,574)
Corporate and elimination	(17,473)	(16,718)
Consolidated operating income (loss)	84,487	(58,292)
Other income	26,901	27,598
Other expenses	(41,159)	(19,276)
Consolidated income (loss) before income taxes	70,229	(49,970)

	Yen in millions
	Three Months Ended September 30
	2008	2009
Operating income (loss):
Consumer Products & Devices	67,011	8,885
Networked Products & Services	(40,622)	(58,828)
B2B & Disc Manufacturing	9,897	(2,395)
Pictures	10,987	(6,386)
Music	1,089	8,627
Financial Services	(25,279)	32,796
Equity in net income (loss) of Sony Ericsson	(1,573)	(10,867)
All Other	567	(796)
Total	22,077	(28,964)
Corporate and elimination	(11,029)	(3,628)
Consolidated operating income (loss)	11,048	(32,592)
Other income	13,806	24,167
Other expenses	(17,547)	(8,601)
Consolidated income (loss) before income taxes	7,307	(17,026)

        Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

        Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocable to each segment.

Other Significant Items:

The following table includes a breakdown of Consumer Products & Devices segment and Networked Products & Services segment sales and operating revenue to external customers by product category. The Consumer Products & Devices segment and Networked Products & Services segment are managed as single operating segments by Sony’s management.

	Yen in millions
	Six Months Ended September 30
Sales and operating revenue:	2008	2009
Consumer Products & Devices
Televisions	675,979	456,620
Digital Imaging	528,693	355,110
Audio and Video	287,784	210,569
Semiconductors	156,657	129,897
Components	379,463	238,245
Other	6,466	2,865
Total	2,035,042	1,393,306

Networked Products & Services
Game	460,419	307,329
PC and Other Networked Businesses	360,260	267,177
Total	820,679	574,506

B2B & Disc Manufacturing	252,987	184,573
Pictures	355,717	306,456
Music	94,177	227,800
Financial Services	275,851	422,658
All Other	162,054	123,801
Corporate	54,842	27,963
Consolidated total	4,051,349	3,261,063

	Yen in millions
	Three Months Ended September 30
Sales and operating revenue:	2008	2009
Consumer Products & Devices
Televisions	364,461	219,476
Digital Imaging	253,071	170,347
Audio and Video	151,981	104,384
Semiconductors	79,267	68,469
Components	199,853	126,603
Other	4,180	1,769
Total	1,052,813	691,048

Networked Products & Services
Game	245,428	196,815
PC and Other Networked Businesses	197,518	139,645
Total	442,946	336,460

B2B & Disc Manufacturing	134,118	102,621
Pictures	196,079	136,436
Music	44,335	121,418
Financial Services	97,469	199,306
All Other	76,533	61,572
Corporate	28,012	12,349
Consolidated total	2,072,305	1,661,210

        Sony realigned its product category configuration from the first quarter of the fiscal year ended March 31, 2010, to reflect the segment reclassification. In connection with the realignment, all prior period product category amounts in the table above have been restated to conform to the current presentation. In the Consumer Products & Devices segment, “Televisions” includes LCD televisions, “Digital Imaging” includes compact digital cameras, digital single-lens reflex cameras and video cameras, “Audio and Video” includes home audio, Blu-ray disc players and recorders, “Semiconductors” includes image sensors and small and medium sized LCD panels, and “Components” includes batteries, recording media and data recording systems. In the Networked Products & Services segment, “Game” includes game consoles and software, and “PC and Other Networked Businesses” includes personal computers and memory-based portable audio devices.

Geographic Information -

Sales and operating revenue attributed to countries based on location of customers are as follows:

	Yen in millions
	Six Months Ended September 30
Sales and operating revenue:	2008	2009
Japan	938,165	986,331
U.S.A.	929,342	704,574
Europe	981,107	693,194
Other Areas	1,202,735	876,964
Total	4,051,349	3,261,063

	Yen in millions
	Three Months Ended September 30
Sales and operating revenue:	2008	2009
Japan	418,852	491,610
U.S.A.	495,842	333,257
Europe	519,418	369,999
Other Areas	638,193	466,344
Total	2,072,305	1,661,210

        Transfers among reportable business or geographic segments are made at arms-length prices.

        There were no sales and operating revenue with any single major external customer for the six and three months ended September 30, 2008 and 2009.

    The following information shows sales and operating revenue and operating income (loss) by geographic origin. In addition to the disclosure for Business segments and Geographic Information, Sony discloses this supplemental information in accordance with disclosure requirements of the Financial Instruments and Exchange Act of Japan, to which Sony Corporation, as a Japanese public company, is subject.

	Yen in millions
	Six Months Ended September 30
	2008		2009
Sales and operating revenue:
Japan -
Customers	958,227		977,522
Intersegment	2,342,466		1,517,946
Total	3,300,693		2,495,468
U.S.A. -
Customers	1,074,026		839,829
Intersegment	197,119		140,288
Total	1,271,145		980,117
Europe -
Customers	909,795		637,154
Intersegment	35,330		42,042
Total	945,125		679,196
Other -
Customers	1,054,459		778,596
Intersegment	1,099,441		700,211
Total	2,153,900		1,478,807

Corporate and elimination	(3,619,514)		(2,372,525)

Consolidated total	4,051,349		3,261,063

Operating income (loss):
Japan	129,436		32,485
U.S.A.	(41,222)		(43,138)
Europe	(19,696)		(74,667)
Other	60,440	73	58,078
Corporate and elimination	(44,471)		(31,050)

Consolidated total	84,487		(58,292)

The following information shows sales and operating revenue and operating income (loss) by geographic origin. In addition to the disclosure for Business segments and Geographic Information, Sony discloses this supplemental information in accordance with disclosure requirements of the Financial Instruments and Exchange Act of Japan, to which Sony Corporation, as a Japanese public company, is subject.

	Yen in millions
	Three Months Ended September 30
	2008	2009
Sales and operating revenue:
Japan -
Customers	430,426	489,393
Intersegment	1,322,454	861,817
Total	1,752,880	1,351,210
U.S.A. -
Customers	581,188	407,235
Intersegment	106,024	80,405
Total	687,212	487,640
Europe -
Customers	475,678	343,499
Intersegment	19,031	24,387
Total	494,709	367,886
Other -
Customers	557,001	408,735
Intersegment	627,937	377,078
Total	1,184,938	785,813

Corporate and elimination	(2,047,434)	(1,331,339)

Consolidated total	2,072,305	1,661,210

Operating income (loss):
Japan	38,870	19,476
U.S.A.	(22,818)	(40,305)
Europe	(19,281)	(33,972)
Other	30,933	31,339
Corporate and elimination	(16,656)	(9,130)

Consolidated total	11,048	(32,592)

8. Subsequent event

        Sony evaluated subsequent events from September 30, 2009 through November 13, 2009, the date the consolidated financial statements were issued. Sony concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

(2) Other Information

(1) Dividends declared subsequent to September 30, 2009.

An interim cash dividend for Sony Corporation Common Stock was approved at the Board of Directors meeting held on October 29, 2009 as below:

1. Total amount of interim cash dividends:

12,544 million yen

2. Amount of interim cash dividend per share:

12.50 yen

3. Payment date:

December 1, 2009

Interim cash dividends for the fiscal year ending March 31, 2010, have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends are to be distributed to the shareholders registered as the holders or pledgees of one or more unit of shares in Sony Corporation’s register of shareholders at the end of September 30, 2009.

(2) Litigation

Not applicable.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Nobuyuki Oneda
(Signature) Nobuyuki Oneda Executive Deputy President and Chief Financial Officer